

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

William R. McDermott
Chief Executive Officer
ServiceNow, Inc.
2225 Lawson Lane
Santa Clara, California 95054

> **Re: ServiceNow, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 22, 2022**
> **File No. 001-35580**

Dear William R. McDermott:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Disclosure Review Program
